Exhibit 11

CONSENT OF EXPERT

March 29, 2007

Baja Mining Corp.

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Baja Mining Corp.

I, Phillip Hellman, do hereby consent to the filing of the written disclosure of the technical report entitled “Resource Estimate Study, the El Boleo Copper-Cobalt-Zinc Deposit,” dated March 2005, and the technical report entitled “An Updated Preliminary Assessment of El Boleo Copper-Cobalt Project”, dated January 31, 2007 (the “Technical Reports”), and any extracts from or a summary of the Technical Reports in the Form 40-F Annual Report dated March 30, 2007 (the “Form 40-F Annual Report”) of Baja Mining Corp. (the “Company”), and to the filing of the Technical Report and this consent with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report.

I also consent to the use of my name in the Company’s Form 40-F Annual Report.

By:	(Signed) Phillip Hellman
Name: Phillip Hellman, FAIG, PhD. Hellman & Schofield
Location: Sydney, Australia